Exhibit 99.2

NET ASSET VALUE CALCULATION AND VALUATION PROCEDURES

Overview

Our board of directors, including a majority of our independent directors, has adopted these valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our net asset value (“NAV”). As a public company, we are required to issue financial statements generally based on historical cost in accordance with Generally Accepted Accounting Principles (“GAAP”). To calculate our NAV for the purpose of establishing a purchase and redemption price for our shares, we have adopted policies and procedures, which adjust the values of certain of our assets and liabilities from historical cost to fair value, as described below. As a result, our NAV may differ from the amount reported as stockholders’ equity on the face of our financial statements prepared in accordance with GAAP. The fair value of our assets and certain liabilities are calculated for the purposes of determining our NAV per share, using widely accepted methodologies and, as appropriate, the GAAP principles within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures. However, our valuation procedures and our NAV are not subject to GAAP and will not be subject to independent audit. Our NAV may differ from total equity or stockholders’ equity reflected on our audited financial statements, even if we are required to adopt a fair value basis of accounting for GAAP financial statement purposes in the future. Furthermore, no rule or regulation requires that we calculate NAV in a certain way. Although we believe our NAV calculation methodologies are consistent with standard industry principles, there is no established practice among public REITs, whether listed or not, for calculating NAV in order to establish a purchase and redemption price. As a result, other public REITs may use different methodologies or assumptions to determine NAV.

Independent Valuation Advisor

With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S., Inc., a third-party valuation firm, to serve as our independent valuation advisor (‘‘Altus Group’’ or the “Independent Valuation Advisor” ) with respect to providing monthly real property asset appraisals, reviewing annual third-party real property asset appraisals, reviewing the internal valuations of debt-related assets and liabilities performed by BCI IV Advisors, LLC (the “Advisor”), helping us administer the process described under “Real Property Assets” below for the real property assets in our portfolio, and assisting in the development and review of the valuation procedures contained herein. Altus Group is a multidisciplinary provider of independent, commercial real estate appraisal, consulting, technology, and advisory services with multiple offices around the world, including in the United States, Canada, Europe and Asia Pacific. Altus Group is not affiliated with us or the Advisor. The compensation we pay to the Independent Valuation Advisor is not based on the estimated values of our assets or liabilities. Our board of directors, including a majority of our independent directors, may replace the Independent Valuation Advisor at any time. We will promptly disclose any changes to the identity or role of the Independent Valuation Advisor in a prospectus and in reports we publicly file with the Securities and Exchange Commission.

Altus Group discharges its responsibilities with respect to real property asset appraisals in accordance with our real property asset valuation procedures described below and with the oversight of our board of directors. Our board of directors is not involved in the day-to-day valuation of the real property assets within our portfolio, but periodically receives and reviews such information about the valuations of the real property assets as it deems necessary to exercise its oversight responsibility. While the Independent Valuation Advisor is responsible for providing monthly appraisals of our real property assets and reviews of third-party appraisals, the Independent Valuation Advisor is not responsible for nor does it prepare our monthly NAV.

The Independent Valuation Advisor performs other roles under our valuation procedures as described herein and may be engaged to provide additional services, including providing an independent appraisal of any of our other assets or liabilities (contingent or otherwise). The Independent Valuation Advisor may from time to time perform other commercial real estate and financial advisory services for our Advisor and its related parties, or for transactions related to the properties that are the subject of appraisals being performed for us, or otherwise, so long as such other services do not adversely affect the independence of the applicable appraiser as certified in the applicable appraisal report or the independence of the Independent Valuation Advisor.

Valuation of Consolidated Assets and Liabilities

Our NAV will reflect our pro rata ownership share of the fair values of certain consolidated assets and liabilities, as described below.

Real Property Assets

The overarching principle of the real property asset appraisal process is to produce real property asset appraisals that represent credible opinions of fair value. The estimate of fair value developed in the appraisals of our real property assets may not always reflect the value of, or may materially differ from, the value at which we would agree to buy or sell such assets. Further, we do not undertake to disclose the value at which we would be willing to buy or sell our real property assets to any prospective or existing investor.

Each real property asset is appraised each calendar month by the Independent Valuation Advisor, with such appraisals reviewed by the Advisor. Additionally, each real property asset is appraised by a third-party appraiser (“Third-Party Appraisal Firm”) at least once per calendar year

(collectively the Third-Party Appraisal Firms and the Independent Valuation Advisor, only as necessary or applicable, are referred to as the “Independent Appraisal Firms”). We seek to schedule the appraisals by the Third-Party Appraisal Firms evenly throughout the calendar year, such that an approximately equal portion of the real property assets in our portfolio are appraised by a Third-Party Appraisal Firm each month, although we may have more or fewer appraisals in an individual month. Both the Advisor and the Independent Valuation Advisor will review the appraisals provided by Third-Party Appraisal Firms. In its review, the Independent Valuation Advisor will provide an opinion as to the reasonableness of each appraisal report from Third-Party Appraisal Firms as well as provide a second, independent appraisal as part of its regular monthly appraisal duties. Valuation discrepancies between the appraisal provided by the Third-Party Appraisal Firm and the appraisal provided by the Independent Valuation Advisor are subject to our valuation dispute resolution procedures. Under these procedures, if the Third-Party Appraisal Firm and the Independent Valuation Advisor are unable to reconcile the key differences between the two appraisals, we will use the appraisal from the Independent Valuation Advisor in the calculation of our NAV until a new appraisal from a different Third-Party Appraisal Firm is obtained and is used as the appraised value. In no event will a calendar year pass without having each real property asset appraised by a Third-Party Appraisal Firm unless such asset is being bought or sold in such calendar year. The acquisition price for a newly acquired real property asset will serve as the initial appraised value for such real property asset, and will first be appraised by a Third-Party Appraisal Firm in the calendar year following the year of acquisition.

Appraisals are performed in accordance with the Uniform Standards of Professional Appraisal Practices, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation and the Code of Ethics & Standards of Professional Practice of the Appraised Institute. Each appraisal must be reviewed, approved, and signed by an individual with the professional MAI designation of the Appraisal Institute. As described above, the Independent Valuation Advisor will review the appraisals from the Third-Party Appraisal Firms and provide an opinion as to the reasonableness of the appraisal report before reflecting any valuation change in its monthly appraisals of real property assets in our portfolio. Real estate appraisals are reported on a free-and-clear basis (for example, no mortgage), irrespective of any property-level financing that may be in place. Such property-level debt or other financing ultimately are factored in and do impact our NAV in a manner described in more detail below.

We rely on the income approach as the primary methodology used by the Independent Appraisal Firms in valuing the real property assets within our portfolio, whereby value is derived by determining the present value of a real property asset’s future cash flows (for example, discounted cash flow analysis). Consistent with industry practices, the income approach incorporates subjective judgments regarding comparable property rental rates and operating expense data, the appropriate capitalization and discount rates, and projections of future income and expenses based on market derived data and trends. Other methodologies that may also be used to value properties include sales comparisons and replacement cost approaches. Because the real property asset appraisals involve significant professional judgment in the application of both observable and unobservable inputs, the estimated fair value of our real property assets may differ from their actual realizable values or future appraised values. Our real estate valuations may not reflect the liquidation value or net realizable value of our real property assets because the valuations performed by the Independent Appraisal Firms involve subjective judgments about competitive market behavior and do not reflect transaction costs that would be incurred if we were to dispose of our real property assets today. Transaction costs related to an acquisition or disposition will generally be factored into our NAV no later than the closing date for such transaction, and in some circumstances, such as when an asset is anticipated to be acquired or disposed, we may factor into our NAV calculation a portion of the potential transaction price and related closing costs given the likelihood that the transaction will close.

The Independent Appraisal Firms request and collect all reasonably available information that they deem relevant in valuing the real property assets in our portfolio from a variety of sources including, but not limited to information from management and other information derived through the Independent Appraisal Firm’s database and other industry and market data. The Independent Appraisal Firms rely in part on property-level information provided by the Advisor, including: (i) historical and budgeted operating revenues and expenses of the property; (ii) lease agreements on the property; and (iii) information regarding recent or planned capital expenditures.

In conducting their investigation and analyses the Independent Appraisal Firms take into account customary and accepted financial and commercial procedures and considerations as they deem relevant, which may include, without limitation, the review of documents, materials and information relevant to valuing the real property asset that are provided by us or our Advisor. Although the Independent Appraisal Firms may review the information supplied or otherwise made available by us or our Advisor for reasonableness, they assume and rely upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to them by any other party and do not undertake any duty or responsibility to verify independently any of such information. With respect to operating or financial forecasts and other information and data to be provided to or otherwise to be reviewed by or discussed with the Independent Appraisal Firms, the Independent Appraisal Firms assume that such forecasts and other information and data were reasonably prepared in good faith reflecting the best currently available estimates and judgments of our management, board of directors and Advisor, and rely upon us to advise the Independent Appraisal Firms promptly if any material information previously provided becomes inaccurate or is required to be updated during the valuation period.

In performing their analyses, the Independent Appraisal Firms make numerous other assumptions with respect to the behavior of market participants, industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond their control and our control, as well as certain factual matters. For example, unless specifically informed to the contrary, the Independent Appraisal Firms may assume that we have clear and marketable title to each real property asset valued, that no title defects exist, that improvements were made in accordance with law, that no hazardous materials are present or were present previously, that no deed restrictions exist, and that no changes to zoning ordinances or regulations governing use, density or shape are pending or being considered. Furthermore, the Independent Appraisal Firms’ analysis, opinions and conclusions are necessarily based upon market, economic, financial and other circumstances and conditions existing at or prior to the appraisal, and any material change in such circumstances and conditions may affect the Independent Appraisal Firms’ analysis and conclusions. The Independent Appraisal Firms’ appraisal reports may contain other assumptions, qualifications and limitations set forth in the respective appraisal reports that qualify the analysis, opinions and conclusions set forth therein.

The Independent Appraisal Firms’ valuation reports are addressed solely to us and not to the public; may not be relied upon by any other person to establish an estimated value of our common stock; and will not constitute a recommendation to any person to purchase or sell any shares of our common stock. In preparing their appraisal reports, the Independent Appraisal Firms do not solicit third-party indications of interest for our common stock in connection with possible purchases thereof or the acquisition of all or any part of our company.

Upon becoming aware of the occurrence of a material event impacting a real property asset, the Advisor will promptly notify the Independent Valuation Advisor. The Independent Valuation Advisor determines the appropriate adjustment, if any, to be made to its estimated fair value of the real property asset during a given month and then updates its appraisal on the asset. For example, changes to underlying property fundamentals and overall market conditions may include: (i) an unexpected termination or renewal of a material lease; (ii) a material change in vacancy levels; (iii) an unanticipated structural or environmental event at a real property asset; or (iv) material capital markets events, any of which may cause the value of a real property asset to change materially. Furthermore, the values of our real property assets are determined on an unencumbered basis. The effect of any property-level debt on our NAV is discussed further below.

Each development real property asset will be appraised by the Independent Valuation Advisor on a monthly basis, and will first be appraised by a Third-Party Appraisal Firm upon the earlier of stabilization or twelve months from substantial completion, and once per calendar year thereafter. Factors such as the status of land entitlements, permitting processes and jurisdictional approvals are considered when determining the fair value of the development.

Real Estate-Related Assets and Other Assets

Publicly traded debt and publicly traded equity securities related to real estate (collectively “Real Estate-Related Assets”) that are not restricted as to salability or transferability are fair valued monthly based on publicly available information. Generally, to the extent the information is available, such Real Estate-Related Assets are valued at the last trade of such securities that was executed at or prior to closing on the valuation day or, in the absence of such trade, the last ‘‘bid’’ price. The value of these Real Estate-Related Assets that are restricted as to salability or transferability may be adjusted by the pricing source for a liquidity discount. In determining the amount of such discount, consideration is given to the nature and length of such restriction and the relative volatility of the market price of the asset.

Other assets include, but may not be limited to, derivatives (other than interest rate hedges), credit rated government securities, cash and cash equivalents and accounts receivable. Estimates of the fair values of other assets are determined using widely accepted methodologies and, where available, on the basis of publicly available pricing quotations and information. Subject to the board of directors’ approval, pricing sources may include third parties or the Advisor or its affiliates.

Other assets also include individual investments in mortgages, mortgage participations and mezzanine loans that are included in our determination of NAV at fair value using widely valuation methodologies.

Pursuant to our valuation procedures, our board of directors, including a majority of our independent directors, approves the pricing sources of our Real Estate-Related Assets and derivatives. In general, these sources are third parties other than our Advisor. However, we may utilize the Advisor or a Black Creek Group affiliate as a pricing source if the asset is not considered material to the Company or there are no other pricing sources reasonably available, and provided that our board of directors, including a majority of our independent directors, must approve the initial valuation performed by our Advisor and any subsequent material adjustments made by our Advisor. The third-party pricing source may, under certain circumstances, be the Independent Valuation Advisor.

Liabilities, Excluding Property-Level Mortgages, Corporate-Level Credit Facilities and Interest Rate Hedges

Except as noted below, we include an estimate of the fair value of our liabilities as part of our NAV calculation. These liabilities include, but may not be limited to, fees and reimbursements payable to the Advisor and its affiliates, accounts payable and accrued expenses, and other liabilities. Pursuant to our valuation procedures, our board of directors, including a majority of our independent directors, approves the pricing sources of our liabilities which may include third parties or our Advisor or its affiliates.

Under applicable GAAP, we record liabilities for distribution fees (i) that we currently owe Black Creek Capital Markets, LLC (the “Dealer Manager”) under the terms of our dealer manager agreement and (ii) for an estimate that we may pay to our Dealer Manager in future periods. However, we do not deduct the liability for estimated future distribution fees in our calculation of

NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date. The Independent Valuation Advisor is not responsible for appraising or reviewing these liabilities.

Liabilities - Property-Level Mortgages, Corporate-Level Credit Facilities and Interest Rate Hedges

Our property-level mortgages and corporate-level credit facilities that are intended to be held to maturity, including those subject to interest rates hedges, are valued at par (i.e. at their respective outstanding balances). Because we often utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge are treated as one financial instrument which are valued at par if intended to be held to maturity (which for fixed rate debt not subject to interest rate hedges may be the date near maturity at which time the debt will be eligible for prepayment at par for purposes herein). This policy of valuing at par will apply regardless of whether any given interest rate hedge is considered as an asset or liability for GAAP purposes.

Our property-level mortgages and corporate-level credit facilities that are not intended to be held to maturity (in conjunction with any associated interest rate hedges that are not intended to be held to maturity) are fair valued by the Advisor using widely accepted valuation methodologies based on information provided by various qualified third-party valuation experts and data sources. The Independent Valuation Advisor will review the Advisor’s fair value calculations for the property-level mortgages and corporate-level credit facilities that are not intended to be held to maturity, excluding any impacts from interest rate hedges.

Estimated prepayment penalties will not factor into the valuation of our debt unless an interest rate hedge is definitively not intended to be held to maturity, in which case a hedge mark to market adjustment will be made at such time using a third-party pricing source.

Debt that is not intended to be held to maturity means any property-level mortgages that we definitively intend to prepay in association with any asset considered as held-for-sale from a GAAP perspective, other property-level mortgages or corporate-level credit facilities that we definitively intend to prepay, or any interest rate hedge that we definitively intend to terminate.

In addition, for non-recourse mortgages and interest rate hedges, the combined value of the net liability for each mortgage and associated interest rate hedge is limited to the value of the underlying asset(s), so as to not make the equity of such asset(s) less than zero.

Costs and expenses incurred to secure such financings are amortized over the life of the applicable loan. Unless costs can be specifically identified, we allocate the financing costs and expenses incurred with obtaining multiple loans that are not directly related to any single loan among the applicable loans, generally pro rata based on the amount of proceeds from each loan.

Estimated NAV of Unconsolidated Investments

Unconsolidated real property assets held through joint ventures or partnerships are valued according to the valuation procedures set by such joint ventures or partnerships. At least once per calendar year, each unconsolidated real property asset will be appraised by a Third-Party Appraisal Firm. If the valuation procedures of the applicable joint ventures or partnerships do not accommodate a monthly determination of the fair value of real property assets, we will determine the estimated fair value of the unconsolidated real property assets for those interim periods. We will also determine on a monthly basis the fair value of any other applicable assets and liabilities of the joint venture using similar practices that we utilize for our consolidated portfolio.

Once the associated fair values of assets and liabilities are calculated, the value of our interest in any joint venture or partnership is then determined by using a hypothetical liquidation calculation based on our ownership percentage of the joint venture or partnership’s estimated NAV. If deemed an appropriate alternative to fair valuing applicable assets and liabilities individually, unconsolidated assets and liabilities held in a joint venture or partnership that acquires multiple real property assets over time may be valued as a single investment.

The Independent Valuation Advisor is not responsible for providing monthly appraisals of unconsolidated real property assets, reviewing third-party appraisals of unconsolidated real property assets, or valuing our unconsolidated investments per these valuation procedures; however, they may be engaged to do so.

Probability-Weighted Adjustments

In certain circumstances, such as in an acquisition or disposition process, we may be aware of a contingency or contingencies that could impact the value of our assets, liabilities, income or expenses for purposes of our NAV calculation. For example, we may be party to an agreement to sell a property at a value different from the property value being used in our current NAV calculation. The same agreement may require the buyer to assume a related mortgage loan with a fair value that is different from the value of the loan being used in our current NAV calculation. The transaction may also involve costs for brokers, transfer taxes, and other items upon a successful closing. To the extent such contingencies may affect the value of a real property asset, the Independent Valuation Advisor may take such contingencies into account when determining the value of such real property asset for purposes of our NAV calculation. Similarly, we may adjust the other components of our NAV (such as the carrying value of our liabilities or expense accruals) for purposes of our NAV calculation. These adjustments may be made either in whole or in part over a period of time, and both the Independent Valuation Advisor and we may take into account (a) the estimated probability of the contingencies occurring and (b) the estimated impact to NAV if the contingencies were to occur when determining the timing and magnitude of any adjustments to NAV.

NAV and NAV per Share Calculation

Our NAV per share is calculated as of the last calendar day of each month for each of our outstanding classes of stock, and is available generally within 15 calendar days after the end of the applicable month. Our NAV per share is calculated by ALPS, a third-party firm approved by our board of directors, including a majority of our independent directors. Our board of directors, including a majority of our independent directors, may replace ALPS, the Independent Valuation Advisor, or any other party involved in our valuation procedures with another party, including our Advisor, if it is deemed appropriate to do so.

Each month, before taking into consideration accrued dividends or class-specific distribution fee accruals, any change in the aggregate NAV (the “Aggregate Fund NAV”) of our outstanding shares of common stock, along with the partnership units in our Operating Partnership (“OP Units”) held by third parties (collectively, “Fund Interests”) from the prior month (whether an increase or decrease) is allocated among each class of Fund Interest based on each class’s relative percentage of the previous Aggregate Fund NAV. Changes in the Aggregate Fund NAV reflect factors including, but not limited to, unrealized/realized gains (losses) on the value of our real property asset portfolio, increases or decreases in Real Estate-Related Assets and other assets and liabilities, and monthly accruals for income and expenses (including accruals for performance based fees, if any, advisory fees and distribution fees) and distributions to investors.

Our most significant source of income is property-level net operating income. We accrue revenues and expenses on a monthly basis based on actual leases and operating expenses in that month. For the first month following a real property asset acquisition, we will calculate and accrue net operating income with respect to such property based on the performance of the property before the acquisition and the contractual arrangements in place at the time of the acquisition, as identified and reviewed through our due diligence and underwriting process in connection with the acquisition. For NAV calculation purposes, organization and offering costs incurred as part of our corporate-level expenses related to our primary offering reduce NAV as incurred. Organization and offering costs incurred prior to January 1, 2020, are amortized to expense on a straight-line basis over 5 years, beginning January 1, 2020.

Following the calculation and allocation of changes in the Aggregate Fund NAV as described above, NAV for each class is adjusted for accrued dividends and ongoing distribution fees that are currently payable, to determine the monthly NAV. Ongoing distribution fees are allocated on a class-specific basis and borne by all holders of the applicable class. These class-specific fees may differ for each class, even when the NAV of each class is the same. We normally expect that the allocation of ongoing distribution fees on a class-specific basis will result in different amounts of distributions being paid with respect to each class of shares. However, if no distributions are authorized for a certain period, or if they are authorized in an amount less than the allocation of class-specific fees with respect to such period, then pursuant to these valuation procedures, the class-specific fee allocations may lower the NAV of a share class. Therefore, as a result of the different ongoing fees allocable to each share class, each share class could have a different NAV per share. If the NAV of our classes are different, then changes to our assets and liabilities that are allocable based on NAV may also be different for each class. Because the purchase price of shares in the primary offering is equal to the transaction price, which generally equals the most recently disclosed monthly NAV per share, plus the upfront selling commissions and dealer manager fees, which are effectively paid by purchasers of shares at the time of purchase, the upfront selling commissions and dealer manager fees have no effect on the NAV of any class.

NAV per share for each class is calculated by dividing such class’s NAV at the end of each month by the number of shares outstanding for that class on such day.

NAV of our Operating Partnership and OP Units

Our valuation procedures include the following methodology to determine the monthly NAV of the Operating Partnership and the OP Units. Our Operating Partnership has certain classes of OP Units that are each economically equivalent to a corresponding class of shares. Accordingly, on the last day of each month, for such classes of OP Units, the NAV per OP Unit equals the NAV per share of the corresponding class. The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each outstanding OP Unit on such day.

Oversight by our Board of Directors

All parties engaged by us in connection with the calculation of our NAV, including Altus Group, ALPS and our Advisor, are subject to the oversight of our board of directors. As part of this process, our Advisor reviews the estimates of the values of our real property assets, Real Estate-Related Assets, and other assets and liabilities within our portfolio for consistency with our valuation guidelines and the overall reasonableness of the valuation conclusions, and informs our board of directors of its conclusions. Although the Independent Valuation Advisor or other pricing sources may consider any comments received from us or our Advisor or other valuation sources for their individual valuations, the final estimated fair values of our real property assets are determined by the Independent Valuation Advisor and Real Estate-Related Assets and other assets and liabilities are determined by the applicable pricing source. With respect to the valuation of our real property assets, the Independent Valuation Advisor provides our board of directors with periodic valuation reports and is available to meet with our board of directors to review valuation information, as well as our valuation guidelines and the operation and results of the valuation process generally. Our board of directors has the right to engage additional valuation firms and pricing sources to review the valuation process or valuations, if deemed appropriate.

Review of and Changes to Our Valuation Procedures

At least once each calendar year our board of directors, including a majority of our independent directors, reviews the appropriateness of our valuation procedures with input from the Independent Valuation Advisor. From time to time our board of directors, including a majority of our independent directors, may adopt changes to the valuation procedures if it: (1) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination; or (2) otherwise reasonably believes a change is appropriate for the determination of NAV. We will publicly announce material changes to our valuation procedures or the identity or role of the Independent Valuation Advisor or ALPS.

Limitations on the Calculation of NAV

The most significant component of our NAV consists of real property assets and, as with any real estate valuation protocol, each real property asset appraisal and valuation is based on a number of judgments, assumptions or opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions could result in a different estimate of the value of our real property assets. Although the methodologies contained in the valuation procedures are designed to operate reliably within a wide variety of circumstances, it is possible that in certain unanticipated situations or after the occurrence of certain extraordinary events (such as a terrorist attack or an act of nature), our ability to implement and coordinate our NAV procedures may be impaired or delayed, including in circumstances where there is a delay in accessing or receiving information from vendors or other reporting agents. Further, the NAV per share should not be viewed as being determinative of the value of our common stock that may be received in a sale to a third party or the value at which our stock would trade on a national stock exchange. Our board of directors may suspend this offering and the share redemption program if it determines that the calculation of NAV may be materially incorrect or there is a condition that restricts the valuation of a material portion of our assets.